# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: JLL Income Property Trust, Inc., CIK 0001314152
CUSIP: Inapplicable
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 333 West Wacker Drive, Chicago, Illinois (IL), 60606
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001037976

## Reporting persons
- Jones Lang LaSalle Co-Investment, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Maryland (MD); sole voting power 0; shared voting power 11,247,804; sole dispositive power 0; shared dispositive power 11,247,804; aggregate amount beneficially owned 11,247,804 (5.02% of the class)
  Comment: (1) The shared voting power, shared dispositive power, and aggregate amount beneficially owned by the Reporting Person consists of (i) 2,521,801 shares of Class M-I Common Stock and (ii) 8,726,003 shares of Class D Common Stock, which, together with the Class A Common Stock, Class M Common Stock, and Class A-I Common Stock, have equivalent voting rights.
  
  (2) The percentage of the shares of Common Stock (as defined herein) reported beneficially owned by the Reporting Person is based on an aggregate 244,145,903 shares of Common Stock outstanding as of March 31, 2025; the 2,521,801 shares of Class M-I Common Stock beneficially owned by the Reporting Person represent approximately 2.46% of the 102,398,631 shares of Class M-I Common Stock outstanding as of March 31, 2025; and the 8,726,003 shares of Class D Common Stock beneficially owned by the Reporting Person represent approximately 78.38% of the 11,133,373 shares of Class D Common Stock outstanding as of March 31, 2025, each as reported in the Issuer's prospectus supplement on Form 424B3 filed with the Securities and Exchange Commission (the "Commission") on April 2, 2025.
- JONES LANG LASALLE INC: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Maryland (MD); sole voting power 0; shared voting power 11,247,804; sole dispositive power 0; shared dispositive power 11,247,804; aggregate amount beneficially owned 11,247,804 (5.02% of the class)
  Comment: (1) The shared voting power, shared dispositive power, and aggregate amount beneficially owned by the Reporting Person consists of (i) 2,521,801 shares of Class M-I Common Stock and (ii) 8,726,003 shares of Class D Common Stock, which, together with the Class A Common Stock, Class M Common Stock, and Class A-I Common Stock, have equivalent voting rights.
  
  (2) The percentage of the shares of Common Stock reported beneficially owned by the Reporting Person is based on an aggregate 244,145,903 shares of Common Stock outstanding as of March 31, 2025; the 2,521,801 shares of Class M-I Common Stock beneficially owned by the Reporting Person represent approximately 2.46% of the 102,398,631 shares of Class M-I Common Stock outstanding as of March 31, 2025; and the 8,726,003 shares of Class D Common Stock beneficially owned by the Reporting Person represent approximately 78.38% of the 11,133,373 shares of Class D Common Stock outstanding as of March 31, 2025, each as reported in the Issuer's prospectus supplement on Form 424B3 filed with the Securities and Exchange Commission (the "Commission") on April 2, 2025.

## Item 1. Issuer
Name of issuer: JLL Income Property Trust, Inc.
Address of issuer's principal executive offices: 333 West Wacker Drive, Chicago, Illinois, 60606

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Jones Lang LaSalle Co-Investment, Inc. and Jones Lang LaSalle Incorporated (together, the "Reporting Persons"). The shares of Common Stock reported herein are directly beneficially owned by Jones Lang LaSalle Co-Investment, Inc., which is a wholly-owned subsidiary of Jones Lang LaSalle Incorporated. The Joint Filing Agreement between the Reporting Persons is attached hereto as Exhibit 1.
Address of principal business office or, if none, residence: The address of each Reporting Person is 200 East Randolph Drive, Chicago, IL 60601.
Citizenship: Each Reporting Person is a Maryland corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The Issuer's Class A Common Stock, Class M Common Stock, Class A-I Common Stock, Class M-I Common Stock, and Class D Common Stock (collectively, the "Common Stock") have equivalent voting rights and therefore, for purposes of this Schedule 13G, the Reporting Persons are treating the Common Stock as a single class of the Issuer's equity securities for purposes of Rule 13d-1 under the Act.

As of March 31, 2025, each of the Reporting Persons may be deemed the beneficial owner of 11,247,804 shares of Common Stock, which is comprised of (i) 2,521,801 shares of Class M-I Common Stock and (ii) 8,726,003 shares of Class D Common Stock.

As of March 31, 2025, each of the Reporting Persons may be deemed the beneficial owner of approximately 5.02% of the shares of Common Stock outstanding. This percentage is based on an aggregate 244,145,903 shares of Common Stock outstanding as of March 31, 2025, as reported in the Issuer's prospectus supplement on Form 424B3 filed with the Commission on April 2, 2025.

The 2,521,801 shares of Class M-I Common Stock beneficially owned by the Reporting Persons represent approximately 2.46% of the 102,398,631 shares of Class M-I Common Stock outstanding as of March 31, 2025, and the 8,726,003 shares of Class D Common Stock beneficially owned by the Reporting Persons represent approximately 78.38% of the 11,133,373 shares of Class D Common Stock outstanding as of March 31, 2025, each as reported in the Issuer's prospectus supplement on Form 424B3 filed with the Commission on April 2, 2025.
Percent of class:
Jones Lang LaSalle Co-Investment, Inc.: 5.02%
Jones Lang LaSalle Incorporated: 5.02%
Sole power to vote or to direct the vote:
Jones Lang LaSalle Co-Investment, Inc.: 0
Jones Lang LaSalle Incorporated: 0
Shared power to vote or to direct the vote:
Jones Lang LaSalle Co-Investment, Inc.: 11,247,804
Jones Lang LaSalle Incorporated: 11,247,804
Sole power to dispose or to direct the disposition:
Jones Lang LaSalle Co-Investment, Inc.: 0
Jones Lang LaSalle Incorporated: 0
Shared power to dispose or to direct the disposition:
Jones Lang LaSalle Co-Investment, Inc.: 11,247,804
Jones Lang LaSalle Incorporated: 11,247,804

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1: Joint Filing Agreement, dated May 15, 2025

## Signatures
- Jones Lang LaSalle Co-Investment, Inc.: /s/ Gordon Repp, Gordon Repp, Assistant Secretary (05/15/2025)
- JONES LANG LASALLE INC: /s/ Gordon Repp, Gordon Repp, Assistant Secretary (05/15/2025)